Koning Corporation

ANNUAL REPORT

5555 Oakbrook Parkway

Norcross, GA 30093

(888) 558-5228

www.koninghealth.com

This Annual Report is dated April 26, 2023.

BUSINESS

Koning is a breast CT device manufacturer - the only company with FDA approval for commercial, diagnostic use. The Koning Breast CT (KBCT) produces real, high-contrast 3D images of the breast with exceptional spatial resolution, no painful compression, in a rapid 7-second exposure—all at radiation levels in the range of diagnostic mammograms. We excel at diagnostic work ups, post-op monitoring, 3D guided biopsy, neoadjuvant monitoring, implant evaluation, contrast enhancement, and density measurements, especially when it comes to imaging small, dense breasts. KBCT is proprietary breast imaging technology built to detect Stage 0 and Stage 1 cancers, finding tumors as small as 2mm and calcifications as small as 200 microns. With prone positioning and no compression of the breasts, KBCT allows for a better patient experience. Each output of the scan is a 3D image, allowing for an evaluation of tissue from any angle, eliminating overlapping structures.

Our initial market entry is focused on a small set of luminary site partners who will foster early adoption. Ultimately, our revenue streams will include through software sales, consumables, add-on accessories, and service and parts fees, as well as a chain of Koning-managed clinics.

The Company has 120 patents, with 6 additional patents filed and pending.

Koning Corporation is a C-corporation organized under the laws of Delaware on January 14, 2002. Koning has one wholly owned subsidiary in China: Koning Tianjin Medical Equipment Co. LTD

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,172,371.00

Number of Securities Sold: 818,062

Use of proceeds: General corporate purposes

Date: March 10, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: General corporate purposes

Date: December 09, 2020

Offering exemption relied upon: convertible debt

Type of security sold: SAFE

Final amount sold: $2,143,164.09

Use of proceeds: general corporate uses

Date: January 17, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $357,779, down from fiscal year 2020 revenue of $3,089,624. Revenue from 2020 were due to fulfillment and delivery of previous pipeline deals that had been signed in 2019. Koning spent 2020 responding to the COVID pandemic environment, including applying for grants, subsidies, and pandemic programs, with no new pipeline deals. The company spent 2021 relaunching it's global marketing campaign and collecting and fulfilling purchases orders from distributors, clinics, and institutions. This activity continued into 2022, resulting in the significant backlog of purchase orders the company has today. The rise and fall in revenue from year 1 to year 2 therefore reflects the company's ability to build, ship, transport, and install each of the Vera units.

Cost of goods sold

Cost of goods sold in 2021 was $153,022 compared with $417,340 in 2020. The lower cost of goods sold is a reflection of the decreased deployment of units in 2021 due to the global COVID pandemic shutting our pipeline down in 2020 and 2021. In 2021, global inventory was stalled due to limited international shipping supply chains, consequently resulting in the limit in the rate with which parts could be accumulated.

Gross margins

Gross margins were $204,757 compared to $2,672,284 or 57% of revenue compared to 87% of revenue. This is a reflection of fulfilling costs of goods sold for 2020 deployed units in 2019 while deals signed in 2021 have primarily yet to be deployed. This increased the backlog of purchase orders without increasing the backlog of inventory parts assets. Koning accumulates some parts when it can purchase major inventory components in bulk, including the image sensors and detectors, however, this activity was limited during the 2021 year, and therefore inventory was not received into Koning's possession.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, financing and regulatory expenses. Predominantly, research and development has been capitalized as it has contributed to the intangible assets on our balance sheet. In order to restart our global efforts to promote and deploy our technology, expenses in 2021 was $2,914,007 compared to $1,054,944.

Historical results and cash flows:

Over the course of the Company's operating history, the Company has put substantial emphasis and capital expenditure on the research and development of the technology and patent space, to the aggregate amount of $42,475,882.

In prior years, the primary method for cash generation has come through investments in forms of equity, convertible equity, crowd funding SAFE. Additionally, the Company had secured significant research grant funding from the National Institutes of Health (NIH), Small Business Innovation Research (SBIR) and National Cancer Institute (NCI) grants. The Company has sold a number of devices to luminary sites and through research agreements that has generated revenue. However, the Company has not become profitable to generate free cash flow.

Going forward, the Company is now maturing out of the R&D phase of its lifecycle. R&D capital expenditure will taper while market development expense - including marketing, promotion and sales expense will increase. Meanwhile, the primary method of generating cash will be through the sale of either manufactured devices or the fees for scan on those manufactured devices. As volumes and fulfillment ramp up, the Company will become profitable and cash flow positive.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,101,138.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Small Business Administration

Amount Owed: $211,400.00

Interest Rate: 3.75%

Maturity Date: June 18, 2050

Creditor: Various shareholders

Amount Owed: $3,558,360.00

Interest Rate: 6.0%

Maturity Date: December 31, 2023

Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

Creditor: Accounts Payable to related party

Amount Owed: $47,116.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

Creditor: Accrued Payroll, owed to employees of the company

Amount Owed: $949,020.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

Creditor: Accounts Payable, including credit card

Amount Owed: $1,563,645.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lutao Ning

Lutao Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO US

Dates of Service: May, 2018 - Present

Responsibilities: CEO, all corporate execution, salary $250,000

Position: Board director

Dates of Service: May, 2015 - Present

Responsibilities: Board director

Name: Ruola Ning

Ruola Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chairman of the Board

Dates of Service: February, 2002 - Present

Responsibilities: Scientific oversight, salary - $260,000

Other business experience in the past three years:

Employer: University of Rochester

Title: Senior Scholar

Dates of Service: May, 2018 - Present

Responsibilities: Professor Emeritus position

Name: Dr. Rajesh Garg

Dr. Rajesh Garg's current primary role is with National Spine and Pain Center. Dr. Rajesh Garg currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2020 - Present

Responsibilities: Director, board compensation 40,000 stock options

Other business experience in the past three years:

Employer: National Spine and Pain Center

Title: Director

Dates of Service: May, 2019 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Medocity

Title: Board of advisors

Dates of Service: December, 2018 - Present

Responsibilities: advisor

Name: Matthew Stack

Matthew Stack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: June, 2016 - Present

Responsibilities: With the Company since 2016, Mr. Stack’s primary responsibilities over the past three years as the Company’s Chief Financial Officer is to manage the Company’s financials, books, accounts and records, along with providing strategic direction for the financial planning of the Company. Salary - $100,000

Name: David Georges

David Georges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: US President

Dates of Service: April, 2015 - Present

Responsibilities: With the Company since 2015, Mr. Georges’ primary responsibilities over the past three years as the Company’s President North America is to manage, grow and scale the Company’s sales and service in the US and global markets. Salary - $180,000

Name: Dr. Changhua Qiu

Dr. Changhua Qiu's current primary role is with Trim-edicine. Dr. Changhua Qiu currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2007 - Present

Responsibilities: As a director, Dr. Qiu provides oversight services to the Company . Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Forun Technologies

Title: Managing Director

Dates of Service: July, 2018 - December, 2021

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: Trim-edicine

Title: CEO

Dates of Service: January, 2022 - Present

Responsibilities: CEO

Name: Dr. Baozhong Wang

Dr. Baozhong Wang's current primary role is with Dingxin Lianrui Investment and Development Center Executive Partner. Dr. Baozhong Wang currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2014 - Present

Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Dingxin Lianrui Investment and Development Center Executive Partner

Title: Executive Partner

Dates of Service: May, 2014 - Present

Responsibilities: Executive Partner

Name: Lianghai Bing

Lianghai Bing's current primary role is with China Venture Capital Association. Lianghai Bing currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2016 - Present

Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: China Venture Capital Association

Title: Executive director

Dates of Service: May, 2012 - Present

Responsibilities: Executive director

Name: Lee Fan

Lee Fan's current primary role is with Hunter Pacific Fund. Lee Fan currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2022 - Present

Responsibilities: As a director, Ms. Fan provides oversight services to the company. Board compensation 40,000 stock options

Other business experience in the past three years:

Employer: Hunter Pacific Fund

Title: Founding Partner

Dates of Service: April, 2018 - Present

Responsibilities: Managing director

Other business experience in the past three years:

Employer: Bitmart

Title: Chief strategy officer

Dates of Service: January, 2021 - Present

Responsibilities: Chief strategy officer

Other business experience in the past three years:

Employer: Cipholio Ventures

Title: Partner

Dates of Service: January, 2021 - Present

Responsibilities: Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: King Horse LLC (Controlled by Lutao Ning)

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 24.75

Title of class: Common Stock

Stockholder Name: Ruola Ning

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 24.75

RELATED PARTY TRANSACTIONS

Name of Entity: Ruola Ning

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company. 2021 2020 Promissory notes payabl $1,000,000 $1,000,000

Material Terms: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

Name of Entity: University of Rochester

Names of 20% owners: Ruola Ning

Relationship to Company: The University owns 2,306,928 shares of the Company's common stock.

Nature / amount of interest in the transaction: Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to the below material terms. Some of the below fees have already been paid off by the company.

Material Terms: License fee in the form of 191,710 shares of the Company's Common Stock. Minimum annual royalties from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter. Royalties on licensed products of 2.5% of net sales. Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements. Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first

commercial product. Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Convertible Notes, and Republic SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 509,465 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 37,222,543 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,414,197 shares to be issued pursant to stock options issued under the 2007 Stock Option Plan.

The total amount outstanding includes 1,846,797 shares to be issued pursant to stock options issued under the 2018 Stock Option Plan.

The total amount outstanding includes 2,144,100 shares to be issued pursant to stock options, reserved but unissued under the 2018 Stock Option Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 659,271 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series A Preferred Stock shall be entitled to one vote for each such share (on an as converted basis, 1:10) as determined on the record date for the vote or written consent of stockholders, and shall vote together with the holders of the Common Stock as a single class upon any items submitted to a vote of the stockholders.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.

The Series A Conversion Price in effect from time to time is subject to certain adjustments for dividends and stock splits, reverse stock splits, certain sales of common stock, mergers and reorganizations, and certain expirations or changes in price for options, warrants, convertible or exchangeable security or any other rights to subscribe for shares of common stock or any securities exchangeable for or convertible into shares of common stock.

Board of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of the Directors of the Company and shall also have the right to remove and replace the Series A Director in accordance with the By-laws of the Company.

Redemption. On or after the fifth anniversary of the Series A Preferred Stock issuance date, at the election of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, the Company shall redeem all, or any portion, of the shares of Series A Preferred Stock then outstanding at a certain Series A Preferred Stock redemption price.

Protective Provisions. In addition to any right provided by law, without the written consent of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a single class, the Company shall not (a) effect certain liquidation events; (b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorize number of shares of Series A Preferred Stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series A Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number of members in excess of five directors; (g) change the principal place of business of the Company, enter new lines of business or exit the current lines of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any

stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers with the prior approval of the Board of Directors; (o) increase the compensation of executive officers, including approving any additional option plans; (p) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (q) effect any amendment to, or modification of, the certain certificate of designation that would adversely affect the rights or preferences pertaining to Series A Preferred Stock; or (r) reclassify any shares of Series A Preferred Stock.

Series A Preferred Stock Dividends. Each holder of shares of Series A Preferred stock shall be entitled to receive annual cumulative preferential dividends, payable in cash out of funds legally available therefor or in shares of Common Stock at the holder's option, when, as and if declared by the Board. The Series A Preferred stock Dividends will accrue with respect to each such share of Series A Preferred Stock commencing as of the first anniversary of the date of issuance of the Series A Preferred Stock, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such dividends. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506. Liquidation Preference: Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends.

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends

Series B Preferred Stock

The amount of security authorized is 204,332 with a total of 204,332 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series B Preferred Stock shall be

entitled to one vote with holders of outstanding shares of common stock and Series A Preferred stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.
The Series B Conversion Price in effect from time to time is subject to certain adjustments for certain issuances of common stock, options, convertible securities; certain changes in terms of options or convertible securities; expired or terminated options or convertible securities; dividends; subdivisions or combinations of common stock; and reorganizations, reclassifications, consolidations or mergers.

Board of Directors. The holders of record of outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share of Series B Preferred Stock entitled to one vote) one individual to the Board, and shall also have the right to remove and replace the Series B Director.

Rank. The rights attached to the Series B Preferred Stock shall at all times rank (i) senior to the rights attached to common stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock (“Junior Securities”); (ii) on parity with the rights attached to the Series A Preferred Stock and any other class or series of Preferred Stock of the Company created after July 25, 2014, specifically ranking, by its terms, on parity with Series B Preferred Stock; and (iii) junior to the rights attached to any other class or series of Preferred Tock or other capital stock of the Company created after July 25, 2014 (with the consent of the holders of a majority of the Shares of Series B Preferred Stock) specifically ranking, by its terms, senior to the Series B Preferred Stock.

Protective Provisions. Without the written consent of the holders of a majority of the then total outstanding shares of Series B Preferred Stock, voting together as a single class with one vote per share thereof, the Company shall not, and shall cause its subsidiaries not to take or consummate, any of the actions or transactions as follows: (a) effect a certain liquidation event; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series B Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number in excess of nine directors; (g) change the principal business of the Company, enter into new lines of business or exit the current line of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company (except for Koning (Tianjin) Medical Equipment Co.

LTD.); (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not included in a Board approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers without the prior approval of the Board; increase the compensation of executive officers, including approving any additional option plans; (o) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (p) effect any amendment to, or modification of, the certificate of designation that would adversely affect the rights or preferences pertaining to Series B Preferred Stock; or (q) reclassify any shares of Series B Preferred Stock.

Dividends. From and after the date on which the Company initially issued Series B Preferred Stock, cumulative dividends thereon shall accrued, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the compound rate of 6.5% per annum on the sum of the certain liquidation value thereof plus all unpaid accrued and accumulated dividends thereon. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506.

Redemption. If, on or before the third anniversary of the Series B Preferred Stock issuance date, the Company has not closed a certain change of control or a qualified initial public offering, then the holders of Series B Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding shares of Series B Preferred Stock redeemed by the Company for a price per share equal to that certain liquidation value for such shares, plus all unpaid accrued and accumulative dividends on such shares (whether or not declared).

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount in cash equal to that certain aggregate liquidation value of all certain shares held by such holder, plus all unpaid accrued and accumulate dividends on all such certain shares (whether or not declared).

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $4,332,443.37

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

Material Rights

There are no material rights associated with Convertible Notes.

Republic SAFE

The security will convert into Common shares and the terms of the Republic SAFE are outlined below:

Amount outstanding: $2,101,141.26

Maturity Date: March 11, 2022

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $200,000,000.00

Conversion Trigger: Next equity round of $5,000,000 or over

Material Rights

There are no material rights associated with Republic SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Crowd SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Crowd CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including

reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our VeraComplete and Vera Prime3D products. Delays or cost overruns in the development of our VeraComplete and Vera Prime3D and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely

affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Koning Corporation operates in the medical device space with a product lifecycle that could take many years to reach profitability. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Koning Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Vera Complete and Vera Prime3D is a good idea, that the team will be able to successfully market, and sell the product or service, that

we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 120 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right

employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Currently, our authorized capital stock consists of 103,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of Preferred Stock, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Preferred Stock and 204,332 shares are designated as Series B Preferred Stock. As of the date of this Form C, [31,817,449] shares of Common Stock are issued and outstanding, 659,271 shares of Series A Preferred Stock are issued and outstanding and 204,332 shares of Series B Preferred Stock are issued and outstanding, which convert on a 1:10.00 basis. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Our computed tomography, or CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation- related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws. Our CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. In spite of our safety procedures for storing, handling and disposing of these hazardous materials, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations. Competition in the medical

imaging industry may result in competing products, superior marketing and lower revenues and profits for us. The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than we do. These companies may succeed in developing, manufacturing and marketing products that are more effective or less costly than our products. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations. If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations. All of the states in which we operate require the imaging technologists who operate our computed tomography systems to be licensed or certified. Any lapse in our licenses, certifications or accreditations or those of our technologists, or the failure of any of our sites to satisfy the legal requirements could adversely affect our operations and financial results. Failure to innovate may adversely impact our competitive position and may adversely impact our ability to drive price increases for our products and our product revenue. Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing CT services, in order to address the changing needs of the marketplace. We also rely on product enhancements and new products to attempt to drive price increases for our products in our markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our product and purchase our competitors' products as a result of delays in introduction of enhancements to our product and new products, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to introduce new products in time to effectively compete in the marketplace. Any delays in product releases may negatively affect our business. We also compete with new and existing alternative technologies that are being used to penetrate the worldwide imaging market. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our product obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our product in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized. The markets for competitor's 3D tomosynthesis system may develop faster than the market for our Koning Breast CT product. The markets for 3D tomosynthesis system and related products may not continue to develop as expected. There is a significant installed base of conventional digital and screen-film mammography products in hospitals and radiological practices. The use of 3D tomosynthesis system or our Koning Breast CT product in many cases would require these potential customers to either modify or replace their existing x-ray imaging equipment. As such products are generally more expensive than conventional mammography products, we believe that a major factor in the market's acceptance of those systems has been and will continue to be based upon the benefits thereof as compared to less expensive technologies. Moreover, as a new technology, there is currently limited, if any, reimbursement for the use of such systems. We believe that our ability to continue to gain

market acceptance of our Koning Breast CT systems and follow-on products depends on our ability to demonstrate the clinical efficacy and cost-effectiveness thereof and to secure reimbursement to support the use thereof. We are seeking to work with healthcare providers, insurance companies and other third-party payors in connection with our efforts to promote, and to secure reimbursement for the use thereof. However, we can give no assurance that these efforts will be successful. The markets for such systems and related products have and will continue to be affected by published studies and reports relating to the comparative efficacy thereof, as well as decisions relating to the reimbursement of healthcare providers for the use of the system. The publication of an adverse study, or an adverse decision relating to the reimbursement of the use thereof, would likely significantly impair the adoption of this technology and harm our business. Sales of our Koning Breast CT systems may also be adversely affected by increased competition. Several companies, including Siemens, Giotto, Philips and Planmed, have recently introduced 3D tomosynthesis systems in certain foreign countries, which may compete with our products. We also are aware that other companies, several of which have substantially greater resources than we have, such as GE and Siemens, are developing competing systems for approval. Because the markets for our Koning Breast CT system and related products are relatively new, it is likely that our evaluation of the potential markets for these products will materially vary with time. Our business is dependent upon future market growth of full field digital mammography systems, digital computer aided detection products, and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. This growth may not occur or may occur too slowly to benefit us. Our future business is substantially dependent on the continued growth in the market for full field digital mammography systems, digital computer aided detection products and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. The market for these products may not continue to develop or may develop at a slower rate than we anticipate due to a variety of factors, including, general economic conditions, delays in hospital spending for capital equipment, the significant costs associated with the procurement of full field digital mammography systems and CAD products and MRI and CT systems and the reliance on third party insurance reimbursement. If the market for the products and technologies upon which our products are dependent does not grow or grows too slowly, this could have a material adverse effect on our business Guidelines, recommendations and studies published by various organizations may reduce the use of our products. Professional societies, government agencies, practice management groups, private health/science foundations, and organizations involved in healthcare issues may publish guidelines, recommendations or studies to the healthcare and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about products similar to ours and those of our competitors. Recommendations, guidelines or studies that are followed by healthcare providers and insurers could result in decreased use of our products. For example, in November 2012, the American Congress of Obstetrics and Gynecologists, known as the ACOG, released updates in which they have recommended less frequent cervical cancer screening similar to guidelines released in March 2012 by the U.S. Preventative Services Task Force, or the USPSTF, and the American Cancer Society. We believe that these recommendations and guidelines may have contributed to increased screening intervals for cervical cancer, which we believe has and may continue to adversely affect ThinPrep's revenues. In addition, on October 20, 2015, the American Cancer Society issued new guidelines recommending that women start annual mammograms at age 45 instead of 40 and have a mammogram every two years instead of annually. This recommendation could result in a

decrease in purchases of our mammography systems. Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company's control may adversely impact our business and operating results. The business and operations of the Company and its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.- China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Such factors may include, without limitation: instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets; intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and interruptions to the business of the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions. Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations Dependence on Performance of Subsidiaries The Company is dependent on the operations, assets and financial health of Koning (Tianjin) Medical Equipment Co. Ltd., its wholly-owned subsidiary. Accordingly, if such subsidiary's financial performance declines this may adversely affect the Company's investment therein, the ability to realize a return on such investment and the financial results of the Company. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance

that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company’s results of operations. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Koning Corporation

By /s/ Lutao Ning

Name: Koning Corporation

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Lutao Ning, the Chief Executive Officer of Koning Corporation, hereby certify that the financial statements of Koning Corporation and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Koning Corporation has not yet filed its federal tax return for 2022

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 20, 2023

_______________________ (Signature)

__CEO_________________ (Title)

___04/20/2023___________ (Date)

Koning Corporation
Consolidated Balance Sheets As of Dec 31, 2022
(in US dollar)

		Consolidated
	ASSETS	
Current assets:		
	Cash and cash equivalents	1,101,138
	Accounts receivable	866,456
	Receivable KTJ	-
	Grant receivable	-
	Interest receivable	-
	Inventory*	1,685,159
	Prepaid expenses	375,267
	KBCT 2.0	-
	Due from subsidiary	-
	Total current assets	**4,028,019**
Fixed assets:		
	Furniture and fixtures	12,411
	KBCT trailer	325,142
	Unit 7 as assets	467,682
	Computer equipment and software	60,531
	Other property	9,123
	Trailer for KBCT transfer	9,451
	KCBC 2.0 in trailer	1,248,579
	Fixed assets AL	5,816,216
	Less accumulated depreciation	(4,829,953)
	Total fixed assets	**3,119,182**
Other assets:		
	Software development	-
	Security deposit	6,896
	Regulatory assets(Intangible)	6,103,584
	Development internal intangible	25,447,256
	Development external	2,785,966
	Investment in equity in subsidiary	-
	Accumulated amortization	(14,877,496)
	Other assets-net	1,658
	Long term deferred	-
	Total other assets	**19,467,864**
Total assets		**26,615,066**
	LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:		
	Line of credit and PPP Loan	260,200
	Accounts payable	1,575,758
	Short term loan or Ccard	49,073
	Value added tax	(875)
	Accrued payroll	997,027
	Accrued tax	-
	Accounts payable-related party	
	Accrued interest	906,376
	Deferred revenue	1,741,129
	Other current liabilities	658,351
	Total current liabilities	**6,187,039**
Long term liabilities:		
	C note payable	3,558,361
	Total long term Liabilities	**3,558,361**
	Total Liabilities	**9,745,399**
Stockholder's equity(deficit):		
	Common stock	32,029
	Investment	1,566,364
	Preferred stock	8,636
	Paid in capital	37,098,724
	Accumulated other comprehensive income	(105,947)
	Retained earning(deficit)	(22,730,139)
	Total stockholder's equity(deficit)	**15,869,666**
Total liabilities and stockholder's equity		**25,615,066**

Unaudited management financials

Koning Corporation
Consolidated Statement of Profit and Loss Jan through Dec 2022
(in US dollar)

		Consolidated	(Deposits received 2022, revenue recognized in 2023)	Reported 2022
Revenues:				
	Sales	2,142,399	(1,005,000)	1,137,399
	Grant revenue	278,383		
	Other revenue	28,634		
	Total revenue	**2,449,416**		
Cost of Goods Sold:				
	Cost of sales	622,738		
	Total COGS	**622,738**		
Gross profit		**1,826,678**		
Expenses:				
	Product research and development	2,828,933		
	Sales related expenses	-		
	Operating expenses	3,033,007		
	Amortization and depreciation	-		
	Other exp (foreign tran loss and handicapped es)	-		
	Total expenses	**5,861,941**		
Operating income(loss)		**(4,035,263)**		
Other income/exp:				
	Other income	-		
	Foreign currency transaction gain	247		
	Interest income	(4,871)		
	Interest expenses	-		
	Total other income/exp	**(4,624)**		
Other expenses:				
	Grant subaward issued	-		
	Equity in loss of subsidiary	-		
	Other exp	-		
	Taxes	11,207		
	Total other expenses	**11,207**		
Net income		**(4,051,094)**		

Unaudited management financials

Koning Corporation
Consolidated Statement of Cash Flows Jan through Dec 2022
(in US dollar)

	Consolidated
OPERATING ACTIVITIES	
Net income	(5,333,510)
Adjustments to reconcile net Income to net cash provided by operations:	
Accounts receivable	(564,884)
Other recivable	-
KTJ loan interest receivable	-
Grants receivable	-
Inventory asset:1300.10 (5 Units)	-
Inventory asset	-
Other inventory	(333,261)
Unit 18	(186)
KBCT 2.0	188,680
PDSI parts	(94,964)
Prepaid expenses	(8,232)
Due from subsidiary	-
Accounts payable	(340,623)
C note payable	-
Short term loan	274,793
Foreign currency transaction gain/loss	-
Advanced payment	-
Business credit card	24,994
Line of credit-Chase 2001	(92,681)
Keybank commercial loan	175
SBA disaster loan	-
Accrued expenses	-
Accrued interest	170,064
Accrued tax	20,195
Accrued payroll	11,910
Value added tax-Input out put and other tax	165,426
Deferred revenue	1,066,686
Payable to Koning	(100,353)
Other payable	270,559
Due to/From officer and employee	-
Net cash provided by operating activities	**(4,675,213)**
INVESTING ACTIVITIES	
Clinical computer equipment	(7,195)
KBCT in trailer	(186,153)
Software development	48,272
Computer equipment	32,184
Accumulated depreciation	284,099
Accumulated amortization	1,024,174
Investment in subsidiary	-
Demo unit-EWBC	-
DoD unit	-
Net cash provided by investing activities	**1,195,380**
FINANCING ACTIVITIES	
Convertible note payable	-
Common stock	327
Series B preferred stock	-
Additional paid in capital	4,059,576
Cash from investing activities	-
Foreign currency	-
Deferred revenue	-
Net cash provided by financing activities	**4,059,902**
Net cash increase for period	**580,070**
Cash at beginning of period	521,067
Cash at end of period	**1,101,138**

Unaudited management financials

Koning Corporation Summary Capitalization Table

As of 12/31/2021 • Generated by Lutao Ning (lutao.ning@koningcorporation.com) at 04/20/2023 09:14:36

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares
Common Stock classes			
Common Stock	100,000,000	31,701,963	31,701,963
Total Common Stock issued and outstanding			31,701,963
Preferred Stock classes			
Series A Preferred Stock (converting at 1 to 10.00)	1,000,000	659,271	6,592,710
Series B Preferred Stock (converting at 1 to 10.00)	204,332	204,332	2,043,320
Total Preferred Stock issued and outstanding			8,636,030

Koning Corporation Summary Capitalization Table

As of 12/31/2022 • Generated by Lutao Ning (lutao.ning@koningcorporation.com) at 04/20/2023 09:10:39

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares
Common Stock classes			
Common Stock	100,000,000	34,312,453	34,312,453
Total Common Stock issued and outstanding			34,312,453
Preferred Stock classes			
Series A Preferred Stock (converting at 1 to 10.00)	1,000,000	659,271	6,592,710
Series B Preferred Stock (converting at 1 to 10.00)	204,332	204,332	2,043,320
Total Preferred Stock issued and outstanding			8,636,030

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through it clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts.

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit, has sustained losses aggregating $11,597,582 and has invested $33,371,148 in the imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 17 and 19). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 19). The Company is in the process of raising additional capital to fund its continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form C, filed with the Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering SAFE’s from a minimum of $25,000 to $5,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 (“Minimum Offering”). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 19 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE’s and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

PRINCIPLES OF CONSOLIDATION

The financial statements for the two years ended December 31, 2022 include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). All intercompany transactions and balances have been eliminated in consolidation. See discussions below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include a reduction of governmental reimbursements for imaging procedures, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISKS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2022 and 2021, the Company had $1,101,138 and $522,412 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022 and 2021, the Company has accounts receivable balances of and $866,456 and $322,892 respectively.

INVENTORIES

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated

benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2022, management believes that no impairment of the property and equipment exists.

DEVELOPMENT OF TECHNICAL COMPONENTS AND SOFTWRE ENHANCED COMPUTER CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, research and development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $48,689,860. Of that amount the Company incurred development costs of $34,744,454. The other costs were incurred by affiliates and other independent entities and persons.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

INTANGIBLE ASSETS

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. As a result, management has changed the accounting method for recording intangible assets. See Note 3 below. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from three to seventeen years. The Company has patent rights for the use of the technology

owned by a related party that is not reported on the balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the subsidiary, changing Koning (Tianjin) from a partially owned subsidiary to a wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

TRANSLATION OF FOREIGN CURRENCY

The Company translated the assets and liabilities of its foreign subsidiary at year end rates of exchange. The consolidated statement of operations for the year ended December 31, 2022 and 2021 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2022 and 2021.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the

applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2022 and 2021, the Company recognized $1,181,416 and $357,779 in revenue respectively.

DEPOSITS AND DEFERRED REVENUE

The Company records customer deposits and certain unearned grant revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2022 and 2021 is $1,741,129 and $537,899 respectively.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share Based Payment,” which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis(net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

ADVERTISING EXPENSE

The Company expenses advertising costs as they are incurred. Such costs approximated $118,743 and $388,529 respectively, for the years ended December 31, 2021 and 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021 and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CHANGE IN ACCOUNTNG METHOD

Effective as of January 1, 2019, the Company changed its method of accounting for development costs applicable to the development of intangible assets, equipment and computer enhanced CT technology, from writing off expenses for income tax purposes as incurred, to capitalizing the costs and accounting for long-lived assets. Due to the change in accounting method, retained earnings as of January 1, 2019 was increased by $20,968,242 representing an increase in capitalized costs of $31,805,428 net of accumulated depreciation of $10,837,186. The capitalized costs are being amortized over from ten (10) to seventeen (17) years unless there is an impairment in the value of the software application. If there is an impairment in the asset, then the remaining balance will be written off at the time of the impairment.

In making such changes for the development of specific long-lived assets, having alternative future uses, the Company has applied the following financial accounting series codification releases; ASC 350-40, Internal Use Software, ASC 730, Research and Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed. The following schedule sets forth selected comparative accounts as of December 31, 2020, illustrating the current revised books and records as compared to the books and records without the accounting changes. Net losses are included for years ended December 31, 2021 and 2020.

	Current	Prior (i)
Property and equipment, net	$ 3,430,851	$ 3,623,152
Intangible assets, net	$20,601,005	$20,564,876
Retained earnings	($11,597,582)	($ 6,816,984)
Net losses:		
2021	($4,780,598)	
2020	($ 1,135,428)	$ 1,175,949

(i) Prior to application of accounting changes

NOTE 4 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2021 and 2020:

	2022	2021
Parts and accessories	$ 1,191,471	$ 794,070
Detectors and tubes	$ 493,688	$ 493,688
	$ 1,685,159	$1,287,758

NOTE 5 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2021 and 2020 the Company has the following property and equipment:

	2022	2021
Medical equipment	$ 2,041,403	$ 2,013,069

Computer equipment & Software	$ 79,105	$ 285,644
Prototype and engineered development units	$ 5,816,216	$ 5,816,216
Other	$ 9,123	$ 15,721
Total	$ 8,084,673	$ 8,084,673
Less, accumulated depreciation	$ 4,829,953	$ 4,653,822
Property and equipment, net	**$ 3,119,182**	**$ 3,430,851**

NOTE 6 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing the equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2022 and 2021:

	2022	2021
Patents and regulatory approvals	$ 6,103,584	$ 6,010,880
Clinical trials, medical data	$ 25,447,256	$ 24,223,213
Direct and indirect developmental costs	$ 2,785,966	$ 2,840,368
Total	$ 34,336,806	$ 33,377,278
Less accumulated amortization	($ 14,877,496)	($13,790,204)
Intangible assets, net	**$ 19,459,310**	**$ 19,284,257**

NOTE 7 - NOTES AND LOANS PAYABLE

LINE OF CREDIT

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2022 and 2021 the outstanding balances are $40,000 and $91,4981, respectively.

CONVERTIBLE NOTES PAYABLE

During 2020, the Company sold convertible promissory notes ranging from $50,000 to $600,000; totaling $1,070,975. As of December 31, 2021 the outstanding convertible promissory notes total $3,558,360, and on December 31, 2022 the outstanding convertible promissory notes total $3,558,360 The convertible promissory notes bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

NOTES PAYABLE – RELATED PARTIES

As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

	2022	**2021**
Promissory notes payable	$1,000,000	$1,000,000
Convertible note payable	$3,558,360	$3,558,360

Interest expenses included in the statements of operations, applicable to the Promissory and convertible notes payable, paid and or accrued to related parties during the two years ended December 31, 2022 and 2021 amounted to $24,932 and $25,137, respectively.

SMALL BUSINESS ADMINISTRATION

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Paycheck Protection Program (PPP). The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan shall be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower’s loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower’s loan forgiveness covered period.

The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, “Debt.” Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, “Interest,” no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, “Liabilities,” the PPP loan remains as a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

As of December 31, 2020, the Company incurred the allowable expenses in the applicable covered period. The Company submitted the PPP loan forgiveness application November 2020. The lender and the SBA evaluated the Company’s loan forgiveness application and granted loan forgiveness on November 9, 2020. The full amount of the loan and related accrued interest are recognized as a gain on extinguishment of debt in the accompanying statement of operations.

NOTE 8 – GRANT REVENUE

Grant revenues as of December 31, 2022 and 2021 is summarized as follows:

	2022	**2021**
University of Arizona (a)	$14,777	$ 0
Chinese Government (b)	$606	$ 0
Total	**$15,383**	**$ None**

NOTE 9 - INCOME TAXES

The Company has filed its income tax returns for the four years ended December 31, 2021 which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 10 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2022 and 2021, Company sales were to a limited number of users; from three to four customers.

NOTE 11 – RELATED PARTY TRANSACTIONS

UNIVERSITY OF ROCHESTER

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:

- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales
- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product
- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

For the years ended December 31, 2022 and 2021, the Company had expenses related to the above aggregating $0 and $37,270, respectively. As of December 31, 2022 and 2021, the Company owed the University $697,077 and $697,077, respectively.

The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

AMOUNTS PAID OR ACCRUED TO RELATED PARTIES

Accrued payroll, due to officer stockholders is $641,103 as of December 31, 2022 and $641,103 as of December 31, 2021.

NOTE 12 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

A property lease dated October 1, 2019, is a six-year lease requiring a monthly lease payment of $4,679 per month for twelve months and annual rentals thereafter of $57,838 through September 2021; $59,573 through September 2022, $61,361 through September 30, 2023, $63,202 through September 30, 2024.

NOTE 13 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock, received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals, an additional 42,724 shares of common stock.

PREFERRED STOCK

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock is convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. the 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain

condition, to be paid on a preferred basis. the aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

COMMON STOCK

As of December 31, 2022 and 2021 The Company has 34,312,453, and 31,701,963 shares of its common stock issued and outstanding, respectively.

STOCK WARRANTS

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase share of common stock at $2.60 per share.

NOTE 14 – STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

As of December 31, 2022 and 2021, the Company has granted 3,234,994and 2,997,098 shares of common stock at a weighted average exercise price of $1.52

NOTE 15 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding Licensing Agreement with the University of Rochester, see Note 11 – Related Party Transactions above.

PENDING LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 17– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002 For the period from inception through December 31, 2022 the Company has incurred losses totaling $11,597,582 and capitalized certain costs of intangible and other assets amounting to $33,371,148. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 18 – SUBSIDIARY COMPANY

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin) Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014, the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12% interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other assets of the subsidiary. Retained earnings (deficit) has been adjusted effective as of January 1, 2019 to record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest bearing unless otherwise indicated.

Included in due to affiliates is an advance made to the Company in 2019 by a shareholder of the Company of approximately $8,500 to repay the Company's outstanding line of credit.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report in US dollars. Highlights of the balance sheet follows:

Koning (Tianjin) medical equipment co., ltd.
Balance Sheet – Highlights
December 31, 2022 and 2021
(Rounded to the Nearest $1000)

	2021	2022
Assets		
Cash	$ 15.3	$ 111.96
Accounts receivable, net	$ 330.6	$ 294.96
Inventory	$ 352.8	$ 330.97
Prepayments, Shareholder & other	$ 402.4	$ 375.27
Other assets	$ 2.2	$ 2.14
Plant and equipment, net	$ 4.1	$ 1.66
Total	**$ 1,107.4**	**$ 1116.96**
Liabilities and Shareholder Equity (Deficiency)		

Trade and other payables	$ 393.4	$ 1,373.27
Other liabilities	$ 3,484.4	$ 3,003.42
Shareholder's equity:		
Capital	$ 4,282.6	$ 5470.07
Retained earnings (deficit)	$ (7,053.0)	$ (8729.8)
Total	**$ 1,107.4**	**$ 1116.96**

The audited highlights of the Statements of Operations for the two years ended December 31, 2022 in US dollars, are as follows:

Koning (Tianjin) medical equipment co ltd.
Statement of Operations – Highlights
Two Years Ended December 31, 2022 and 2021
(Rounded to the Nearest $1000)

	2021	**2022**
Sales revenues	$ 102.55	$ 252.57
Costs of Goods Sold	$ 36.40	$ 111.80
Operating expenses, net	$ 1,947.39	$ 643.83
Net Loss (i)	**$ 1,881.24**	**$ 503.06**

(i) Earnings before income tax expense, depreciation and amortization

CROWDFUNDING OFFERING

As of June 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

ISSUANCE OF SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit

C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) ***Surcharges*** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

KONING CORPORATION & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Koning Corporation
Norcross, GA

Opinion

We have audited the accompanying financial statements of Koning Corporation, (A Delaware Company) and Wholly Owned Subsidiary (collectively referred to as the "Company", "we", "us", or "our"), which comprise of the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Consolidated Statements of Changes in Stockholders' Equity (Deficit), and Consolidated Statements of Cash Flows for the two years ended December 31, 2021 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koning Corporation and Subsidiary as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of The Company to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

ALAN T. SCHIFFMAN, CPA PC
Certified Public Accountants
June 23, 2022

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020

ASSETS	**2021**	**2020**
Intangible assets, net	$ 20,533,909	$ 20,564,876
Current assets		
Cash and cash equivalents	522,412	1,099,408
Accounts receivable	322,892	777,636
Interest receivable	-	14,117
Inventory	1,287,758	971,279
Prepaid expenses	402,408	717,860
Prepaid foreign taxes	-	8,956
Other receivables	-	53,834
Total Current Assets	2,535,470	3,643,090
Property and equipment, net	3,430,851	3,623,152
Security deposit and other, net	6,896	12,152
TOTAL ASSETS	**26,507,126**	**27,843,270**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts and credit card payables	1,563,645	1,520,929
Accounts payable, related party	47,116	194,763
Accrued payroll and interest, related party	949,020	1,587,445
Refund payable	400,000	400,000
Deferred revenue (down payment)	530,000	537,899
Other current liabilities	278,720	117,013
Total current liabilities	3,768,501	4,358,049
Long term liabilities		
COVID relief funding	221,400	160,000
Officer loan	1,000,000	1,000,000
Total long term liabilities	1,221,400	1,160,000
Convertible notes	3,558,360	3,683,360
Convertible notes - accrued interest	575,574	355,370
TOTAL LIABILITIES	**9,123,835**	**9,556,779**
Stockholders' Equity:		
Preferred stock	8,636	8,636
Common Stock, $0.001 Par Value; 100,000,000 Shares Authorized; 31,701,963 Shares Issued and outstanding as of December 31, 2021 and 30,899,000 shares issued as of December 31, 2020	31,702	30,899
Additional paid in capital	29,135,349	25,169,887
Accumulated other comprehensive income	(105,947)	(105,947)
Retained deficit	(11,686,449)	(6,816,984)
TOTAL STOCKHOLDERS' EQUITY	**17,383,291**	**18,286,491**
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	**26,507,126**	**27,843,270**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Sales	$ 222,567	2,690,897
Service contract revenue	95,112	-
Grant revenue	-	389,270
Other	40,100	9,457
TOTAL REVENUE	357,779	3,089,624
Cost of Goods Sold	153,022	417,340
GROSS PROFIT	204,757	2,672,284
RESEARCH EXPENSES		
Payroll	-	47,329
Payroll taxes and employee benefits	-	433
Consultants and outside services	87,115	23,063
Insurance	-	1,896
Travel, meals and meetings	-	1,493
Other expenses	-	841
	87,115	75,055
OPERATING EXPENSES		
Advertising and marketing	118,743	388,529
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	318,583	23,973
Payroll expenses	941,918	326,307
Payroll taxes and employee benefits	114,941	19,029
Travel, meals and entertainment	92,803	21,731
Rent	179,204	105,201
Telephone and internet	8,981	3,510
Office and postage	18,382	32,854
Bank charges	10,479	337
Insurance	129,466	25,789
Royalty fees	25,000	-
Supplies and repairs	7,300	-
Other general and administrative	829,011	32,629
Utilities	32,081	-
TOTAL OPERATING EXPENSES	2,914,007	1,054,944
OTHER (INCOME) & EXPENSES		
Depreciation	70,845	4,800
Development		
Depreciation	264,296	558,532
Amortization	1,095,340	1,944,928
Foreign currency transaction	11,721	(62)
Non operating expenses	400,995	35,143
Interest income	-	(425)
Interest expense	316,953	204,768
Income taxes	65	5,085
TOTAL OTHER (INCOME) & EXPENSES	2,160,215	2,752,769
NET INCOME (LOSS)	**(4,869,465)**	**(1,135,429)**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital Stock		Additional Paid - in Capital		Accumulated Other Comprehensive Income	Retained Earnings	Total
	Preferred	Common	Preferred	Common			
BALANCE, JANUARY 1, 2020	$ 8,636	$ 30,763	$ 8,931,364	$ 16,075,302	$ (20,661)	$ (5,681,555)	$ 19,343,849
Issuance of shares		$ 136		$ 163,221			$ 163,357
Net income(loss) from operations					$ (85,286)	$ (1,135,429)	$ (1,220,715)
BALANCE, DECEMBER 31, 2020	$ 8,636	$ 30,899	$ 8,931,364	$ 16,238,523	$ (105,947)	$ (6,816,984)	$ 18,286,491
Issuance of shares		$ 803	449,088	3,516,374			$ 3,966,265
Net income(loss) from operations						(4,869,465)	$ (4,869,465)
BALANCE, DECEMBER 31, 2021	**$ 8,636**	**$ 31,702**	**$ 9,380,452**	**$ 19,754,897**	**$ (105,947)**	**$ (11,686,449)**	**$ 17,383,291**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(4,869,465)	$ (1,135,429)
Depreciation	335,141	563,332
Amortization	1,095,340	1,944,928
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	324,408	(3,203,726)
(Increase)Decrease in accounts receivable	522,695	(3,747,951)
(Increase)Decrease in inventory	(316,479)	(86,508)
Increase (Decrease) in accounts payable	(104,931)	665,266
Increase (Decrease) in accrued expenses	(418,221)	123,073
Increase (Decrease) in deferred revenue	(7,899)	522,496
Increase (Decrease) in other liabilities	161,707	3,556,560
Net cash provided by (utilized in) operating activities	(3,277,704)	(797,959)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment acquisition (disposal)	89,207	(136,279)
Intangible asset acquisition (disposal)	-	-
Increase in deposits	4,060	-
Decrease (Increase) in deferred assets	-	-
Net cash provided by (used in) investing activities	93,267	(136,279)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note payable net	(125,000)	1,070,975
Proceeds from small business administration	61,400	
Proceeds from issuance of note payable net	-	560,000
Proceeds from issuance of comon stock	2,671,041	-
Net cash provided by (used in) financing activities	2,607,441	1,630,975
Net (decrease)/increase in cash and cash equivalents	(576,996)	696,737
Cash and cash equivalents, beginning of period	1,099,408	402,671
Cash and cash equivalents, end of period	**$ 522,412**	**$ 1,099,408**

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through it clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts.

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated no profit, has sustained losses aggregating $11,686,449 and has invested $42,475,882 in the imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 17 and 19). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 19). The Company is in the process of raising additional capital to fund its continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the

audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $5,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 19 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

PRINCIPLES OF CONSOLIDATION

The financial statements for the two years ended December 31, 2021 include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). All intercompany transactions and balances have been eliminated in consolidation. See discussions below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts

reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include a reduction of governmental reimbursements for imaging procedures, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISKS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $522,412 and $1,099,408 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company has accounts receivable balances of $322,892 and $777,636 respectively.

INVENTORIES

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2021, management believes that no impairment of the property and equipment exists.

DEVELOPMENT OF TECHNICAL COMPONENTS AND SOFTWRE ENHANCED COMPUTER CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $42,475,882.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

INTANGIBLE ASSETS

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. As a result, management has changed the accounting method for recording intangible assets. See Note 3 below. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from ten to twenty years. The Company has patent rights for the use of the technology owned by a related party that is not reported on the balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the subsidiary, changing Koning (Tianjin) from a partially owned subsidiary to a wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

TRANSLATION OF FOREIGN CURRENCY

The Company translated the assets and liabilities of its foreign subsidiary at year end rates of exchange. The consolidated statement of operations for the year ended December 31, 2021 and 2020 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2021 and 2020.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and

maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2021 and 2020, the Company recognized $357,779 and $3,089,624 in revenue respectively.

DEPOSITS AND DEFERRED REVENUE

The Company records customer deposits and certain unearned grant revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2021 and 2020 is $530,000 and $537,899, respectively.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis(net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

ADVERTISING EXPENSE

The Company expenses advertising costs as they are incurred. Such costs approximated $118,743 and $388,529 respectively, for the years ended December 31, 2021 and 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021 and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CHANGE IN ACCOUNTNG METHOD

Effective as of January 1, 2019, the Company changed its method of accounting for development costs applicable to the development of intangible assets, equipment and computer enhanced CT technology, from writing off expenses for income tax purposes as incurred, to capitalizing the costs and accounting for long-lived assets. Due to the change in accounting method, retained earnings as of January 1, 2019 was increased by $20,968,242 representing an increase in capitalized costs of $31,805,428 net of accumulated depreciation of $10,837,186. The capitalized costs are being amortized over from ten (10) to twenty (20) years unless there is an impairment in the value of the software application. If there is an impairment in the asset, then the remaining balance will be written off at the time of the impairment.

In making such changes for the development of specific long-lived assets, having alternative future uses, the Company has applied the following financial accounting series codification releases; ASC 350-40, Internal Use Software, ASC 730, Research and Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed.

NOTE 4 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2021 and 2020:

	2021	2020
Parts and accessories	$ 794,070	$ 477,591
Detectors and tubes	$ 493,688	$ 493,688
	$1,287,758	$ 971,279

NOTE 5 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2021 and 2020 the Company has the following property and equipment:

	2021	2020
Medical equipment	$ 1,967,092	$ 2,013,069
Computer equipment & Software	$ 285,644	$ 163,893
Prototype and engineered development units	$ 5,816,216	$ 5,816,215
Other	$ 15,721	$ 7,658
Total	$ 8,084,673	$ 8,000,835
Less, accumulated depreciation	$ 4,653,822	$ 4,377,683
Property and equipment, net	**$ 3,430,851**	**$ 3,623,152**

NOTE 6 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing the equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2021 and 2020:

	2021	2020
Patents and regulatory approvals	$ 6,103,584	$ 6,313,697
Clinical trials, medical data	$ 25,447,257	$ 24,223,213
Direct and indirect developmental costs	$ 2,849,368	$ 2,785,947
Total	$ 34,391,209	$ 33,322,857
Less accumulated amortization	($ 13,857,301)	($ 12,757,981)
Intangible assets, net	**$ 19,284,257**	**$ 20,564,876**

NOTE 7 - NOTES AND LOANS PAYABLE

LINE OF CREDIT

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2021 and 2020 the outstanding balances are $91,481 and $96,967, respectively.

CONVERTIBLE NOTES PAYABLE

During 2020 and 2021, the Company sold convertible promissory notes ranging from $50,000 to $600,000; totaling $1,070,975. As of December 31, 2020, outstanding convertible promissory notes total $3,683,360 and on December 31, 2021 the outstanding convertible promissory notes total $3,558,360. The convertible promissory notes bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

NOTES PAYABLE – RELATED PARTIES

As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

	2021	2020
Promissory notes payable	$1,000,000	$1,000,000
Convertible note payable	$3,558,360	$3,683,360

Interest expenses included in the statements of operations, applicable to the Promissory and convertible notes payable, paid and or accrued to related parties during the two years ended December 31, 2021 and 2020 amounted to $97,955 and $65,192, respectively.

SMALL BUSINESS ADMINISTRATION

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Paycheck Protection Program (PPP). The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan shall be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains as a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

NOTE 8 – GRANT REVENUE

Grant revenues as of December 31, 2021 and 2020 is summarized as follows:

	2021	2020
University of Arizona (a)	$ -	$ 52,230
Chinese Government (b)	-	$ 290,041
Total	**NONE**	**$ 389,270**

(a) Total grant obligation, estimated by management is a total of $566,700

(b) Chinese government funding of the Company's subsidiary development and regulatory approval of the Koning systems

NOTE 9 - INCOME TAXES

The Company has filed its income tax returns for the four years ended December 31, 2021 which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 10 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2021 and 2020, Company sales were to a limited number of users; from three to four customers.

NOTE 11 – RELATED PARTY TRANSACTIONS

UNIVERSITY OF ROCHESTER

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:

- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales
- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product

- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

For the years ended December 31, 2021 and 2020, the Company had expenses related to the above aggregating $37,270 and $173,665, respectively. As of December 31, 2021 and 2020, the Company owed the University $697,077 and $638,078, respectively.

The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

AMOUNTS PAID OR ACCRUED TO RELATED PARTIES

Accrued payroll due to officer stockholders is $641,103 as of December 31, 2021 and $425,000 as of December 31, 2020.

NOTE 12 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

A property lease dated October 1, 2019, is a six-year lease requiring a monthly lease payment of $4,679 per month for twelve months and annual rentals thereafter of $57,838 through September 2021; $59,573 through September 2022, $61,361 through September 30, 2023, $63,202 through September 30, 2024.

NOTE 13 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock, received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals, an additional 42,724 shares of common stock.

PREFERRED STOCK

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock is convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. the 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain condition, to be paid on a preferred basis. the aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

COMMON STOCK

As of December 31, 2021 and 2020 The Company has 31,701,963 and 30,899,000 shares of its common stock issued and outstanding, respectively.

STOCK WARRANTS

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase share of common stock at $2.60 per share.

NOTE 14 – STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

As of December 31, 2021 and 2020, the Company has granted 2,997,098 and 2,956,981 shares of common stock at a weighted average exercise price of $1.47

NOTE 15 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding Licensing Agreement with the University of Rochester, see Note 11 – Related Party Transactions above.

PENDING LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 17– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002 For the period from inception through December 31, 2021 the Company has incurred losses totaling $11,686,449 and capitalized certain costs of intangible and other assets amounting to $42,475,882. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 18 – SUBSIDIARY COMPANY

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin) Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014, the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12% interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other assets of the subsidiary. Retained earnings (deficit) has been adjusted effective as of January 1, 2019 to record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest bearing unless otherwise indicated.

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Included in due to affiliates is an advance made to the Company in 2019 by a shareholder of the Company of approximately $8,500 to repay the Company's outstanding line of credit.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report in US dollars. Highlights of the balance sheet follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO., LTD.

Balance Sheet – Highlights
December 31, 2021 and 2020
(Audited) (Rounded to the Nearest $1000)

	2021	2020
Assets		
Cash	$ 15.3	$ 1,071.9
Accounts receivable, net	$ 330.6	$ 777.6
Inventory	$ 352.8	$ 140.6
Prepayments, Shareholder & other	$ 402.4	$ 716.1
Other assets	$ 2.2	$ 53.8
Plant and equipment, net	$ 4.1	$ 6.4
Total	**$ 1,107.4**	**$ 2,767.6**
Liabilities and Shareholder Equity (Deficiency)		
Trade and other payables	$ 393.4	$ 588.4
Other liabilities	$ 3,484.4	$ 3,121.0
Shareholder's equity:		
Capital	$ 4,282.6	$ 6,088.2
Retained earnings (deficit)	$ (7,053.0)	$ (6,752.9)
Total	**$ 1,107.4**	**$ 2,767.6**

The audited highlights of the Statements of Operations for the two years ended December 31, 2021 in US dollars, are as follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO LTD.

Statement of Operations – Highlights
Two Years Ended December 31, 2021 and 2020
(Audited)

	2021	2020
Sales revenues	$ 102,567	$ 1,418,425
Costs of Goods Sold	$ 36,402	$ 386,859
Operating expenses, net	$ 1,947,394	$ 852,754
Interest expense	$ -	$ 72,873
Net Loss (i)	**$ 1,881,229**	**$ 28,733**

(i) Earnings before income tax expense, depreciation and amortization

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through June 23, 2022, the date that the financial statements were available to be issued. See discussions below.

CROWDFUNDING OFFERING

As of June 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

ISSUANCE OF SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) ***Surcharges*** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

MANAGEMENT'S EVALUATION

Management has evaluated subsequent events through June 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Lutao Ning, Principal Executive Officer of Koning Corporation, hereby certify that the financial statements of Koning Corporation included in this Report are true and complete in all material respects.

Lutao Ning

CEO